Wolters Kluwer
Tax, Accounting & Legal

06016473

File No. 82-2683

RECEIVED
2006 SEP -5 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Contact

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer
+31 (0)20 60 70 459
cwouters@wolterskluwer.com

Leslie Bonacum
Director,
Corporate Communications
Wolters Kluwer TAL
+1 847 267 7153
leslie.bonacum@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

SUPPL

Wolters Kluwer Tax, Accounting & Legal Completes the Acquisition of ATX/Kleinrock

CCH Now Offers the Most Comprehensive Suite of Tax and Accounting Solutions in the Industry

(RIVERWOODS, ILL., August 30, 2006) - CCH, a Wolters Kluwer business and part of the Wolters Kluwer Tax, Accounting & Legal division, today announced that the acquisition of the assets of ATX/Kleinrock has been completed. ATX/Kleinrock, a division of UCG (www.ucg.com), headquartered in Rockville, Md., supplies tax preparation, accounting and tax research software solutions to more than 48,000 tax professionals and CPAs throughout the U.S. CCH is a leading provider of tax and accounting law information, software and services (CCHGroup.com).

PROCESSED
SEP 0 6 2006
THOMSON FINANCIAL

The acquisition will advance CCH as the professionals' first choice for premier tax and accounting solutions, enhancing the company's ability to meet with equal depth and breadth the special needs of firms across market segments — from solo practitioners to large firms.

ATX/Kleinrock products will join CCH's portfolio of market-leading research and software solutions as a distinct product line. CCH products include *CCH Tax Research NetWork*, the *Accounting Research Manager*, *U.S. Master Tax Guide* and the ProSystem *fx* Office Suite of tax and accounting software tools that help professionals streamline their workflows, increase productivity and address staffing challenges.

CCH plans to build on the ATX/Kleinrock portfolio by leveraging its content and technology resources to offer customers a more complete suite of solutions that meet their special needs and deliver the same value proposition established by ATX/Kleinrock for their customer base.

"CCH and ATX/Kleinrock have served tax and accounting professionals in different market segments, but we offer the same value proposition — best-of-breed integrated research and software workflow solutions that meet our customers' specific needs," said CCH President and CEO Kevin Robert. "With the ATX/Kleinrock portfolio now part of the CCH family, CCH will focus on best serving small- to mid-sized professionals with an expanded suite of solutions and services designed to meet their needs."

ATX/Kleinrock has almost 300 employees and annual revenues of approximately $40 million. Plans to acquire substantially all the assets of ATX/Kleinrock were announced on August 1, 2006. ATX/Kleinrock was acquired from UCG, one of the nation's premier independent providers of business information. UCG is a portfolio of highly focused business and professional publishing companies that provide guidance, information, analysis, data and solutions to customers worldwide. Terms of the acquisition were not disclosed.

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About CCH, a Wolters Kluwer business
CCH, a Wolters Kluwer business (CCHGroup.com) is a leading provider of tax and accounting law information, software and services. It has served tax, accounting and business professionals and their clients since 1913. Among its market-leading products are The ProSystem *fx*® Office, *CCH® Tax Research NetWork*™, *Accounting Research Manager*® and the *U.S. Master Tax Guide*®. CCH is based in Riverwoods, Ill.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, corporate services, finance, tax, accounting, law, regulatory and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Forward-Looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, the implementation and execution of new ICT systems or outsourcing, legal -, tax -, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions and divestments. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.